Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Three Months Ended
	December 31,					March 31,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total interest charges	$91,318	$93,921	$105,622	$115,311	$122,075	29,766
Interest applicable to rentals	5,350	4,539	5,109	3,210	3,036	772

Total fixed charges, as defined	96,668	98,460	110,731	118,521	125,111	30,538

Preferred dividends, as defined (a)	11,310	11,310	11,310	8,672	2,350	483

Combined fixed charges and preferred dividends, as defined	$107,978	$109,770	$122,041	$127,193	$127,461	$31,021

Earnings as defined:
Net income	$161,948	$121,392	$74,272	$167,212	$139,844	36,255
Add:
Provision for income taxes:
Total	91,787	83,629	40,541	107,773	93,804	9,467
Fixed charges as above	96,668	98,460	110,731	118,521	125,111	30,538

Total earnings, as defined	$350,403	$303,481	$225,544	$393,506	$358,759	$76,260

Ratio of earnings to fixed charges, as defined	3.62	3.08	2.04	3.32	2.87	2.50

Ratio of earnings to combined fixed charges and preferred dividends, as defined	3.25	2.76	1.85	3.09	2.81	2.46

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.